                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           SICKBAY HEALTH MEDIA, Inc.
                             f\k\a Sickbay.com, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   825837 10 7
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert Lancelotti
                                  P.O. Box 154
                            Congers, New York, 10920
                                 (845) 268-6687

    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 7, 2001
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)



-------------------------------------------------------------------------------
                                                                         Page 1

CUSIP No. 825837 10 7

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS

                  Triton Trading Corp.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            13-4112246
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                              (a) ( )
                              (b) (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS
            WC
     -------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e) ( )
     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES (DELAWARE)
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     3,600,000
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       3,600,000
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER

     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,600,000
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES             ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             13.8%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------



-------------------------------------------------------------------------------
                                                                         Page 2

CUSIP No. 87242T 10 1
-------------------------------------------------------------------------------


INTRODUCTION

            The Reporting Person is filing this Statement on Schedule 13D to report the acquisition of beneficial ownership of the common stock of Sickbay Health Media, Inc.


ITEM 1.  SECURITY AND ISSUER.

            This Statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Sickbay Health Media, Inc., a Utah corporation ("Sickbay"). Sickbay has its principal executive offices at 510 Broadhollow Road, Melville, New York.

ITEM 2.  IDENTITY AND BACKGROUND.

            This Statement on Schedule 13D is being filed by Triton Trading Corporation, a New York corporation ("Triton" or the "Reporting Person").

(i)      Executive Officers and Directors

             The name and present principal occupation or employment of each director and executive officer of Triton is as follows:

         Robert Lancelotti          President and Director
         Ralph Riverso              Vice President and Director

           The business address of each of the foregoing directors and executive officers is P.O. Box 154, Congers, New York 10920. Both of the foregoing directors and officers are citizens of the United States of America.

(ii)     Persons Controlling Triton

              The name and present principal occupation or employment of each person controlling Triton is as follows:

         Robert Lancelotti                  President and Director,
                                            Triton Trading Corp.
         Ralph Riverso                      Vice President and Director,
                                            Triton Trading Corp.

            Mr. Lancelotti and Mr. Riverso, collectively, own more than 50% of the stock of Triton.

            The business address of each of the foregoing control persons is P.O. Box 154, Congers, New York 10920. Both Mr. Lancelotti and Mr. Riverso are citizens of the United States of America.

            To the knowledge of the Reporting Persons, during the last five (5) years neither the Reporting Person nor any of the directors, officers, or control persons listed above (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

-------------------------------------------------------------------------------
                                                                         Page 3
subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funds used to purchase the shares were from the working capital of Triton.


ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person acquired the stock as in investment at the time of of purchase and not for purposes of any extraordinary corporate transaction or change in the issuer's charter, bylaws or corporate structure.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) 3,600,000 shares of common stock of the issuer (Sickbay Health Media, Inc.), representing 15.6% of the total shares of common stock of the issuer outstanding, are beneficially owned by the Reporting Person (Triton).
(b) Triton has sole power to vote or direct the vote, and sole power of disposition for all of the 3,600,000 shares.
(c) There were no transactions in common stock of Sickbay Health Media, Inc. that were effected during the past 60 days by the Reporting Person, or to its knowledge, any of the other persons listed in Item 2 hereof.
(d)      Not applicable.
(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Triton is the holder of an option to purchase 2,240,000 additional shares of common stock of Sickbay, however, this option expired August 17, 2001.

            To the knowledge of the Reporting Persons, other than the option described in the previous paragraph, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2, or between such persons and any other person with respect to any securities of Sickbay Health Media, Inc., including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of rofits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

None.


                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



-------------------------------------------------------------------------------
                                                                         Page 4

Date: November 13, 2001



                              TRITON TRADING CORPORATION

                              By: /s/ Robert Lancelotti
                                -----------------------------
                                    Name:  Robert Lancelotti
                                    Title: President


-------------------------------------------------------------------------------
                                                                         Page 5